Prevention Insurance.com
c/o Paragon Capital LP
110 East 59th Street
22nd Floor
New York, NY 10002

March 10, 2011

Mr. Jeffrey Riedler
Assistant Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Prevention Insurance.com (the “Company”)
Schedule 14C
Filed February 23, 2011
File No. 000-32389

Dear Mr. Reidler:

This letter is in response to the comments contained in the Staff’s letter to Prevention Insurance.com (the “Company”), concerning the Schedule 14C filed by the Company with the Securities and Exchange Commission on February 28, 2011 (the “Comment Letter”). We have filed an amendment (the “Amendment”) to the Company’s Schedule 14C concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment.

On behalf of the Company, the following are our responses to the Staff’s comments:

1.	Please provide disclosure clarifying whether the outstanding warrants for the purchase of 185,000,000 shares of Common Stock will be proportionately reduced as a result of the reverse stock split.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company’s 185,000,000 warrants will be proportionately reduced as a result of the reverse stock split.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Prevention Insurance.com

By: /s/ Alan P. Donenfeld
       Alan P. Donenfeld
       President